Galaxy Payroll Group Limited

25th Floor, Ovest

77 Wing Lok Street

Sheung Wan, Hong Kong

October 31, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade &Services

100 F Street, N.E

Washington, DC 20549

Attn: Brian Fetterolf and Donald Field

Re:	Galaxy Payroll Group Ltd

Amendment No. 7 to Registration Statement on Form F-1

Filed October 17, 2023

File No. 333-269043

Dear Mr. Fetterolf and Mr. Field,

This letter is being furnished in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated October 19, 2023 (the “Comment Letter”) to Galaxy Payroll Group Ltd (the “Company” or “Galaxy”) with respect to the Amendment No. 7 to Registration Statement on Form F-1.

This letter provides the Company’s responses to the Staff’s comments contained in the Comment Letter. The text of the Staff’s comments is set forth in bold below, followed by the responses of the Company.

Amendment No. 7 to Registration Statement on Form F-1 filed October 17, 2023

Consolidated Financial Statements
Consolidated Balance Sheet, page F-4

1.	We note you declared dividends subsequent to the balance sheet date. Please tell us your consideration of providing a pro forma balance sheet which gives effect to the dividends declared. Refer to SAB Topic 1:B.3.

Response: The Company notes the Staff’s comment, and in response thereto, respectfully advise the Staff that such disclosure was revised on page F-28 under the footnote “Note 15 — Unaudited pro forma consolidated financial information” in the Amendment No. 8 to the Registration Statement on Form F-1 (“F-1/A No.8”) to provide a pro forma balance sheet with effect to the dividends declared subsequent to the balance sheet date.

Consolidated Statements of Income and Comprehensive Income, page F-5

2.	Please tell us your consideration of including dividends declared in the year ended June 30, 2023 but not paid and dividends declared subsequent to June 30, 2023 in your calculation of pro forma earnings per share. Refer to SAB Topic 1:B.3. In addition, please present earnings per share along with pro forma earnings per share.

Response: The Company notes the Staff’s comment, and in response thereto, respectfully advise the Staff that such disclosure was revised on page F-28 under the footnote “Note 15 — Unaudited pro forma consolidated financial information” in the F-1/A No.8 to present earnings per share along with pro forma earnings per share based on the calculation of pro forma earnings per share.

Exhibit Index, page II-5

3.	We note that your revised disclosure indicates that the selling shareholders are offering 2,240,000 ordinary shares, but your Exhibit 5.1 legal opinion only opines on 960,000 ordinary shares in connection with such resale. Please have counsel revise to opine on the updated offering including the correct number of resale shares.

Response: In response to the Staff’s comment, the Company has updated the Exhibit 5.1 legal opinion and filed with the F-1/A No.8 accordingly.

We thank the Staff for your review of the foregoing. If you have any questions, please do not hesitate to contact the undersigned at frank.lao@galaxy-hk.com, or Elizabeth Fei Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

By:	/s/ Wai Hong Lao
Name:	Wai Hong Lao
Title:	Chief Executive Officer

cc:	Elizabeth Fei Chen, Esq.